MONARCHY RESOURCES, INC.

243 Teresa St Sta Mesa, Sampaloc, Manila, Philippines

July 26, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention:                      Ms. Anna Nguyen Parker
Division of Corporate Finance
Branch Chief

Dear Ms. Parker:

Re:           Registration Statement on Form S-1
Filed March 15, 2011
File No. 333-172825

I am in receipt of your letter dated April 11, 2011 and have the responses to your comments.

General

1.	The registration statement will be filed with “red-line” indicating any changes made to the amended document.

2.	I have adhered to this requirement in the amended registration statement.

3.	I believe I have adhered to this comment by cross referring the comments in your letter to the actual page number in the registration statement.

4.	I have deleted the statement “until the common stock becomes quoted on the Over-the-Counter Bulletin Board (“OTCBB”) or listed on a securities exchange.” Refer to pages 1, 9 and 10.

5.	The Company has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6.
The Company intends to undertake Phase 1 of our exploration program during the fall of 2011.   Presently we estimate the starting of Phase 1 will commence in November of this year and has been indicated on page 16 under the title “Surrounding Areas in the Philippines” as follows: “The Company will commence exploration work on the La Carlota during the month of November 2011”.

7.
Our Corporate Charter indicates Monarchy Resources, Inc. was incorporated under the laws of the State of Nevada on June 16, 2010.   I have amended any references to July 16, 2010 as the incorporation date as can be determined under the following:

“Limited Operating History; Need for Additional Capital” on page 26.

“Overview” on page 26.

“Results of Operations – “Period from June 16, 2010 to April 30, 2011” on page 28.

Cover Page of the Prospectus

8.	The covering page has been limited to one page and the prospectus summary information has been moved to the inside to the prospectus.

9.	I have corrected this error and the box on the registration cover page has now been checked.

Description of Shares to Be Registered, page 12

10.	The previous discussion on page 12 relating to dividends has been moved to the section entitled “Market for Common Equity, Dividends and Related Stockholder Matters” on page 35.

Business, page 12

11.
Both Mr. Mercado and myself were under the impression that the Company had been fully incorporated in the State of Nevada and therefore signed the Assignment of Claim with Rodelio Mining Ltd. on behalf of the Company.  Upon realization that the Company was not incorporated we signed a Directors’ Consent Resolution dated June 16, 2010 confirming the ratification of prior acts, actions and resolutions.  Please refer to Exhibit 99.2.  In addition, I have also inserted the following two sentences under “Directors and Officers” on page 31 as follows: “The Company was incorporated on June 16, 2010 but the directors were under the impression on June 10, 2010 that the Company was already incorporated.  On June 16, 2010, the directors passed a resolution to rectify prior acts, actions and resolutions.”

12.
Both Mr. Mercado and myself have been to our mineral claim.   This fact has been stated under “Property Location and Description” on page 18 as follows: “Our executive officers have been to the La Carlota mineral claim”.

13.
In response to this comment the following sentence has been set forth under “Property Location and Description” on page 18 as follows:  “They were involved in every phase of the purchase of the claim and the claim was purchased based on the geologist’s recommendation and the positive mining history of the area.

14.
Mr. Ventura made recommendations with respects to La Carlota which are included in his geological report.  Based on his recommendations the company decided to acquire the mineral rights to La Carlota.  Our Company hopes that Mr. Ventura will be available to undertake Phase 1 of our exploration program.  On page 18, the following sentence has been added to clarify the involvement of Mr. Ventura: “Mr. Ventura recommended La Carlota mineral claim to the directors and based upon his recommendation the mineral rights to La Carlota were acquired.”……..”Management plans to retain Mr. Ventura to conduct geological consulting work for Phase 1 of our exploration program in November 2011.”

15.
Rodelio Mining Ltd. has no relationship to Mr. Ventura and it was the directors themselves who selected Mr. Ventura to prepare the geological report.  The following has been inserted to respond to this comment on page 18 under the heading Property Location and Description: “There is no relationship between Rolelio Mining Ltd., Mr. Ventura and the Company.   The directors selected Mr. Ventura to prepare the geological report.”

16.	There is no agreement between Mr. Ventura and the Company either verbally or in writing. Refer to page 18 for this statement indicating the above.

Surrounding Area in the Philippines, page 16

17.
The following sentences have been inserted under the above noted heading as follows on page 17:  Since Phase 1 will not commence until November 2011, there has been no preliminary exploration work on the La Carlota.  We plan to engage a firm specializing in air photo prior to the geologist conducting geological mapping of La Carlota.  No firm has yet been identified to undertake this form of exploration work.   In addition, no decision has been made as to exactly what geophysical survey technique will be used.   The directors will have to decide, upon the recommendation of the geologist, as to whether reflection seismology, magnetotellurics, transient electromagnetic (EM) or remote sensing will be used.   All of these methods are practical applications used to measure the physical properties of rocks, and in particular, to detect the measurable physical differences between rocks that contain ore deposits and those without.

Recommendations, page 22

18.	Under the subheading “Budget” the following has been inserted:

“Angelo Ventura estimates the timeline to complete Phase I will be approximately 3 to 6 weeks whereas the timeline to complete Phase II will take approximately 6 to 8 weeks”.

Monarchy’s Main Product, page 22

19.	The reference to silver has been eliminated from this sentence as shown on page 23.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

20.
In response to this comment the following has been inserted under Liquidity and Capital Resources on page 25 ….. “such as bank financing with guarantees from our directors or a private placement of our common shares from Treasury,….”

21.
The following sentence has been added to the above paragraph in question as follows.  “Initially our directors are prepared to advance the funds to complete Phase I of our exploration program in the amount of approximately $14,000.   No written agreement has been entered into between the directors and the Company.   The monies advance by the directors will be on a demand bases and will bear no interest.   The loan will may or may not be converted into shares of our Company.  These funds will be advanced to the Company prior to August 1, 2011.”

Critical Accounting Policies and Estimates, page 28

22.	I have included the following paragraphs on page 29 in response to this comment:

“Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with general accepted accounting principles.  Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing these financial statements.

Mineral claim acquisition and exploration costs

The cost of acquiring mineral properties or claims is initially capitalized and then tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Mineral exploration costs are expensed as incurred.

Income Taxes

The Company utilizes the liability method of accounting for income taxes.  Under the liability method deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to be reversed.   An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.”

Involvement in Certain Legal Proceedings, page 30

23.	I have changed the time period from the past five years to past ten years as shown on page 31.

Executive Compensation, Securities Ownership of Certain Beneficial Owners and Management, page 32

24.	The subheadings have been revised accordingly.

Compensation of Directors and Officers, page 34

25.	Inserted into this section on page 33 is the following sentence: “There is no compensation arrangement, either written or unwritten, to compensate our officers and directors.”

Exhibit 5

26.	The legal letter as been revised as shown on Exhibit 5.

Engineering Comments

Business page 12

27.	The CD has been forward under separate covering letter to Mr. John Coleman, Mining Engineer of your office.

Mineral Claims page 14

28.	The following disclosure has been made as per this comment:

●	The title indicates the Company owns the property outright. Refer to Exhibit 99.1 and page 12.

●
The following two sentences have been inserted on page 12 as follows: “Mineral rights in the Philippines are obtained by direct purchase from another land owner of a mining parcel.   The Department of Energy and Natural Resources also sells parcels of land for mining purposes.  The type of license obtained by the Company is legally known as an Exploration Permit (“EP”).

●	The information required under this comment has been included in this section on page 12 as follows:

Property Name:	La Carlota Gold Mine

Certificate Number:                             PCLC1028858

Title Number:	CA188042

Registration Received:	June 11, 2010; Entered on June 14, 2010

Title Granted On:	June 30, 2010

Parcel Indentifier:	058-735-651

8 Unit Claim Block:	97.3 Hectares

●	In response to this comment the following section has been added to page 22:

“Requirements to Maintain La Carlota in Good Standing in the Philippines

Safety standards and environmental standards must be met at all times to keep the mining license for the Company current.  Licensing fees must be paid in full (approximately US$650.00) before exploration and the Company is responsible for all fees and costs.”

29.	The following paragraph has been inserted on page 23 following the above noted paragraph:

“A new license can take up to 30 days to process and the renewal of an existing license takes up to 14 days to process.   There are no bonding requirements for the Company bu the mining company used for exploration purposes must be fully bonded and approved by the Department of Environmental and Natural Resources (DENR) and Mines and Geoscience.   The DERN also has the right to inspect the Company’s property on demand to ensure all criteria are being met.”

30.
In support of our Company’s right to La Carlota Gold claim I have included under Exhibit 99.1 “State of Title Certificate” from the Department of Environmental and Natural Resources (DENR) Mines and Geoscience.

I have shown the various changes to the Form S-1 by red-lining the filed submission.

Yours very truly;

Monarchy Resources Inc.

“GUILFRED COLCOL CASIMIRO

Guilfred Colcol Casimior
Chief Financial Officer, President and
Director

c/c           Marc Andrew Mercado – Chief Financial Officer